UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021.

Commission File Number 001-38755

Suzano S.A.

(Exact name of registrant as specified in its charter)

SUZANO INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report and exhibits are incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on January 24, 2020 (File Nos. 333-236083, 333-236083-01 and 333-236083-02), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Three-Month Period Ended March 31, 2021	Page 3
Recent Developments	Page 9

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the consolidated financial condition and operating results of Suzano S.A. (“Suzano” or the “Company”) should be read together with Suzano’s unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2021.

The following discussion contains forward-looking statements that involve risks and uncertainties. The actual results of Suzano may differ significantly from those discussed in the forward-looking statements for several reasons, including, without limitation, the risks described in “Forward-Looking Statements” and “Item 3D. Risk Factors” in Suzano’s 2020 Form 20-F for the year ended December 31, 2020, filed with the SEC on April 29, 2021 (SEC File No. 001-38755).

New Accounting Policies and Changes in the Accounting Policies Adopted

Interest Rate Reform – IAS 39 / IFRS 7 and IFRS 9 – Phase 2 (Applicable on / or after January 1, 2021, early adoption permitted)

We have adopted phase 2 of the interest rate reform, summarized as follows:

(i)	changes in contractual cash flows: practical expedient that allows, as a consequence of the reform, the replacement of the effective interest rate of a financial asset or financial liability with a new economically equivalent rate, without derecognizing the contract;

(ii)	hedge accounting requirements: end of exemptions for evaluating the effectiveness of hedge accounting relationships (Phase 1), and

(iii)	disclosure: requirements of disclosure of risks to which we are exposed as a consequence of the reform, risk management and evolution of the IBORs transition.

We have assessed the content of this pronouncement and do not expect it to have significant impacts on our debts and derivatives linked to LIBOR (as described on note 4.4.2 to our unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2021).

Business combination – IFRS 3

This pronouncement was amended to update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Structure. It also includes in IFRS 3 a requirement that, for obligations within the scope of IAS 37, the buyer applies IAS 37 to determine whether there is a present obligation on the acquisition date due to past events. For a tax within the scope of IFRIC 21 – Levies, the buyer applies IFRIC 21 to determine whether the event that resulted in the obligation to pay the tax occurred up to the date of acquisition. The amendments add an explicit statement that the buyer does not recognize contingent assets acquired in a business combination.

The changes are applicable to business combinations whose acquisition date occurs on or after the beginning of the first reporting period beginning on/or after January 1, 2022. Early adoption is permitted if the entity also adopts all other updated references (published together with the updated Conceptual Framework) on the same date or earlier.

Lease – IFRS 16 – update of the original issued on June 16, 2020 (Applicable on/or after April 1, 2021, early adoption permitted)

On March 31, 2021, IFRS 16 was changed as a result of benefits related to COVID-19 granted to lessee under lease agreements. We assessed the content of this pronouncement and did not identify any impacts, because the clauses of the current lease agreements remained unchanged.

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New standards, revisions and interpretations not yet in force

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on our unaudited consolidated condensed interim financial information.

Results of Operations – Three Months ended March 31, 2021 compared to three months ended March 31, 2020

The following discussion of our results of operations is based on (i) our audited consolidated financial statements as of December 31, 2020 and 2019 and for the three years ended December 31, 2020, which we refer to as “Audited Consolidated Financial Statements,” prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by IASB, and (ii) our unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2021 presented in accordance with IAS 34 Interim Financial Reporting, as issued by IASB. References to increases or decreases in any year or period are made by comparison with the corresponding prior year or period, except as the context otherwise indicates.

	For the three-month ended March 31,
	2021	2021	2020

	Thousands of US$ (3)	(in thousands of R$), except per share data
Net sales	1,560,242	8,889,166	6,980,793
Cost of sales	(850,409)	(4,845,034)	(4,819,999)
Gross profit	709,833	4,044,132	2,160,794

Operating income (expenses)
Selling	(102,113)	(581,766)	(514,936)
General and administrative	(67,147)	(382,554)	(314,836)
Income from associates and joint ventures	1,802	10,266	711
Other, net	90,719	516,853	16,731
Operating profit before net financial income (expenses)	633,095	3,606,931	1,348,464

Net financial income (expenses)
Financial expenses	(173,930)	(990,933)	(1,086,424)
Financial income	4,252	24,227	120,754
Derivative financial instruments	(437,742)	(2,493,950)	(9,058,792)
Monetary and exchange variations, net	(913,848)	(5,206,465)	(12,419,586)
Net income (loss) before taxes	(888,173)	(5,060,190)	(21,095,584)

Income taxes
Current	(11,260)	(64,149)	(54,360)
Deferred	415,825	2,369,080	7,730,883
Net income (loss) for the period	(483,608)	(2,755,259)	(13,419,061)

Result of the period attributed to the controlling shareholders	(483,956)	(2,757,244)	(13,422,530)
Result of the period attributed to non-controlling shareholders	348	1,985	3,469

Earnings (loss) per share
Basic (1)	(0.35869)	(2.04358)	(9.94835)
Diluted (2)	(0.35869)	(2.04358)	(9.94835)

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(1) Basic earnings per share is calculated using the income attributable to controlling shareholders divided by the weighted average number of outstanding common shares.

(2) Diluted earnings per share is calculated based on the results attributable to the controlling shareholders divided by the weighted average number of outstanding common shares, subtracted from the potential dilutive effect generated by the conversion of all common shares.

Due to the loss recorded in the period, we do not consider the dilution effect in the calculation

(3) In thousands of US$, except per share data. For convenience purposes only, amounts in reais in the three months ended March 31, 2021 have been translated to U.S. dollars using a rate of R$5.6973 to US$1.00, the commercial selling rate for U.S. dollars at March 31, 2021 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Net sales revenue

Suzano’s net sales revenue increased 27.3%, or R$1,908.4 million, from R$6,980.8 million in the three months ended March 31, 2020 to R$8,889.2 million in the corresponding period in 2021, mainly due to (i) a 13% increase in the average pulp price in U.S. dollar and (ii) 23% increase of the U.S. dollar against the Brazilian real, which compensated a (iii) 6% decrease in sales volume between the periods.

Suzano’s net sales revenue from pulp increased 29.0%, or R$1,706.9 million, from R$5,886.7 million in the three months ended March 31, 2020 to R$7,593.6 million in the corresponding period in 2021 mainly due to (i) depreciation of the average real against the U.S. dollar and (ii) a 13% increase in pulp price from US$462 in the three months ended March 31,2020 to US$523 in the corresponding period in 2021, which compensated a 7% decrease in pulp sales volume between the periods. Suzano’s net sales revenue from pulp represented 85.4% of total net sales revenue in the three months ended March 31, 2021, compared to 84.3% in the corresponding period in 2020.

Suzano’s net sales revenue from pulp exports increased 30.1%, or R$1,650.8 million in 2021, from R$5,488.4 million in the three months ended March 31, 2020 to R$7,139.2 million in the corresponding period in 2021, mainly due to (i) the depreciation of the average real against the U.S. dollar and (ii) a 13.4% or US$63/ton increase in pulp price from US$469/ton in the three months ended March 31, 2020 to US$533/ton in the corresponding period in 2021, which offset the 7.1% decrease in international pulp sales volume. Net revenues from pulp exports represented 94.0% of total net pulp revenues in the three months ended March 31, 2021, compared to 93.2% in the corresponding period in 2020.

As indicated above, Suzano’s average international net sales price of pulp in the three months ended March 31, 2021 increased 13.4%, or US$63/ton, from US$469/ton in the three months ended March 31, 2020 to US$533/ton in the corresponding period in 2021, mainly due to global supply and demand for pulp. In the domestic market, our average net pulp sales price increased 29%from R$1,734/ton in the three months ended March 31, 2020 to R$2,242/ton in the corresponding period in 2021.

Suzano’s net sales revenue from paper increased 18.4%, or R$201.5 million, from R$1,094.1 million in the three months ended March 31, 2020 to R$1,295.6 million in the corresponding period in 2021. Net sales revenue from paper represented 15.7% of total net sales in the three months ended March 31, 2020, compared to 14.6% in the corresponding period in 2021. The increase in net sales revenue from paper in the three months ended March 31, 2021 compared to the corresponding period in 2020 is largely due to an increase in the paper price of 9%, or R$363, and a 9% decrease in paper sales volumes between the periods. Net revenues from paper exports represented 31.0% of total net revenues from paper in the three months ended March 31, 2021. Our net sales revenue from paper in the domestic market increased 17.1%, or R$130.4 million, from R$763.7 million in the three months ended March 31, 2020 to R$894.1 million in the corresponding period in 2021, impacted mainly by a 6.4% increase in the average net domestic paper sales price.

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The average international net paper sales price in 2021 decreased 6.7%, or US$58/ton, from US$871/ton in the three months ended March 31, 2020 to US$813/ton in the corresponding period in 2021. In the domestic market, the average net paper sales price increased 6.4%, or R$269/ton, from R$4,180/ton in the three months ended in March 31, 2020 to R$4,449/ton in the corresponding period in 2021.

Cost of sales

Suzano’s total cost of sales increased 0.5%, or R$ 25 million, from R$4,820.0 million in the three months ended March 31, 2020 to R$4,845.0 million in the corresponding period in 2021, mainly due to an increase in logistics costs. Considering this fact, Suzano decrease the sales volume of 0.2 million ton in total sales compared to the corresponding period in 2020, which contributed to a decrease in total cost of sales, compensated by increase in the logistic cost of R$45.4 million due to a higher Brent price.

Gross profit

Our gross profit increased 87.2%, or R$1,883.3 million, from R$2,160.8 million in the three months ended March 31, 2020 to R$4,044.1 million in the corresponding period in 2021. Our gross margin in the three months ended March 31, 2020 was 31.0% compared to 45.5% in the corresponding period in 2021. This increase is mainly due to the factors mentioned above.

Selling, general and administrative

Our selling expenses increased 13.0%, or R$66.8 million, from R$514.9 million in the three months ended March 31, 2020 to R$ 581.8 million in the corresponding period in 2021. The main variation is due to the increase in logistics costs of R$69.8 million, which were impacted by (i) the increase of the average U.S. dollar against the Brazilian Real and by (ii) a sales volume decrease.

General and administrative expenses increased 21.5%, or R$67.7 million, from R$314.8 million in the three months ended March 31, 2020 to R$ 382.6 million in the corresponding period in 2021. The variation is due to COVID-19 extraordinary expenses with social actions of R$ 4.6 million and additional personal expense of R$79.4 million.

Other, net

Suzano’s other operating income (expenses) increased R$500.1 million, from an income of R$16.7 million in the three months ended March 31, 2020 to an income of R$516.9 million in the corresponding period in 2021. The fluctuation is mainly due to the impact of R$ 444 million substantially related with the gain on the sale of rural properties and forests to Turvinho and Bracell in the three months ended March 31, 2021 (for further information see note 1.2.2. of our unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2021).

Operating profit before net financial income (expenses)

Suzano’s operating profit before net financial income increased 167.5%, or R$2,258.5 million, from a profit of R$1,348.5 million in the three months ended March 31, 2020 to a profit of R$3,606.9 million in the corresponding period in 2021, due to an increase in pulp and paper prices and a more favorable exchange rate, despite a pulp sales volume decrease. Suzano’s operating margin in the three months ended March 31, 2020 was 19.3% compared to 40.6% in the corresponding period in 2021. This increase is mainly due to the factors mentioned above.

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Net financial income (expenses)

Suzano’s net financial (expenses) decreased 61.4% or R$13,776.9 million, from a net financial expense of R$22,444.0 million for the three months ended March 31,2020 to a net financial expense of R$8,667.1 million in the corresponding period on 2021. This decrease was mainly due to (i) a decrease in expenses from derivatives financial instruments of R$6,564.8 million and (ii) a decrease in monetary and exchange variation of R$7,213.1 million for the three months ended March 30, 2021 compared to the period of 2020.

Net income (loss) before taxes

Suzano’s net (loss) before taxes decreased 76.0% or R$16,035.4 million, from a net loss of R$21,095.6 million in the three months ended March 31, 2020 to a net loss of R$5,060.2 million in the same period in 2021. This result was largely impacted by the factors mentioned above.

Income taxes

Suzano recorded a decrease in income tax of 70.0% or R$5,371.6 million, from an income tax of R$7,676.5 million in the three months ended March 31, 2020 compared to an income tax of R$2,304.9 million during the corresponding period in 2021. This decrease was largely due to (i) the fact that in the three months period ended March 31, 2020 the effective rate of income and social contribution tax expenses was 36.4% compared to 45.6% in the same period of 2021, due an increase in taxation (difference) on profit of wholly-owned subsidiaries abroad and a decrease in thin capitalization and (ii) a decrease of R$16,035.4 million on loss before taxes.

Net income (loss) for the Period

Suzano’s net loss decreased 79.5% or R$10,663.8 million, from a net loss of R$13,419.1 million in the three months ended March 31, 2020 to a net loss of R$2,755.3 million during the corresponding period in 2021. This result was mainly due to a decrease in the financial result due to a smaller variation in the exchange rate in the period, the net financial result decreased R$13,776.9 million for the three months ended March 31, 2021 compared to the same period of 2020.

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Indebtedness

As of March 31, 2021, Suzano’s total consolidated outstanding indebtedness (which includes current and non-current loans, financing and debentures) was R$75,914.0 million, of which R$2,143.0 million represented current indebtedness, of which R$2,143.3 million refers to current indebtedness from loans and financing and R$27.5 million refers to current indebtedness related to debentures; and R$73,770.8 million represented non-current indebtedness, of which R$68,355.0 million refers to non-current indebtedness from loans and financing and R$5,415.8 million refers to non-current indebtedness related to debentures. Below is a description of Suzano’s consolidated financings and loans:

				Current	Non-current		Total
Type	Interest rate	Average annual interest rate - %	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020

			(in thousands of R$)
In foreign currency
BNDES	UMBNDES	4.80%	6,469	2,506.00	23,457	24,486	29,926	26,992
Bonds	Fixed	5.44%	395,314	779,046.00	40,825,167	37,232,554	41,220,481	38,011,600
Export credits (ACC – pre-payment)	Libor/Fixed	1.92%	711,603	718,623.00	20,654,155	19,400,208	21,365,758	20,118,831
Others			3,175	2,516.00	─	─	3,175	2,516
			1,116,561	1,502,691	61,502,779	56,657,248	62,619,340	58,159,939

In local currency
BNDES	TJLP	6.67%	71,132	276,441	339,680	1,254,222	410,812	1,530,663
BNDES	TLP	10.88%	24,423	25,535	517,651	522,367	542,074	547,902
BNDES	Fixed	4.92%	28,302	29,115	40,738	47,177	69,040	76,292
BNDES	SELIC	5.30%	36,321	98,531	777,086	1,068,959	813,407	1,167,490
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	9.34%	811,733	32,156	2,310,442	3,025,527	3,122,175	3,057,683
Export credit note	CDI	8.08%	6,023	15,184	1,275,366	1,275,045	1,281,389	1,290,229
Rural producer certificate	CDI	9.97%	760	2,738	273,646	273,578	274,406	276,316
Export credits (“Pre payment”)	Fixed	8.06%	41,581	77,570	1,313,930	1,313,661	1,355,511	1,391,231
Debentures	CDI	8.22%	27,527	7,590	5.415.815	5,415,061	5,443,342	5,422,651
Others (revolving cost, working capital, FDI and fair value adjustment on business combination with Fibria)	Fixed	0.40%	(21,108)	(24,165)	3.651	3,651	(17,457)	(20,514)
			1,026,694	540,695	12,268,005	14,199,248	13,294,699	14,739,943
			2,143,255	2,043,386	73,770,784	70,856,496	75,914,039	72,899,882

Interest on financing			563,913	935,010	─		563,913	935,010
Non-current funding			1,579,342	1,108,376	73,770,784	70,856,496	75,350,126	71,964,872
			2,143,255	2,043,386	73,770,784	70,856,496	75,914,039	72,899,882

For further information, see Suzano’s unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2021.

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RECENT DEVELOPMENTS

COVID-19

Since the beginning of the pandemic, Suzano has adopted and maintained preventive and mitigating measures intend to minimize, to the extent possible, the harmful effects of the pandemic of COVID-19, also known as the coronavirus. These measures have been implemented in compliance with the rules and policies established by national and international health authorities, and are based on the pillars of safety of people, society and our businesses.

With respect to the goal of people and society, Suzano has adopted a series of measures aimed at minimizing the exposure of its team and/or mitigating exposure risks in order to provide security to its employees and third parties involved in its operations. Such measures include:

•          Support to payroll costs of service providers for 90 days (from March to June 2020).

•          Donations of personal hygiene products produced by the Company (e.g. toilet paper, napkins and disposable diapers), cups and face shields to vulnerable areas.

•          Donations of over 159 respirators and approximately 1 million hospital masks to Federal and State Governments.

•          Partnerships to deliver 6,500 respirators.

•          Construction of a field hospital in the city of Teixeira de Freitas, Bahia, together with Veracel, which was handed over to the state government and opened in July 2020.

•          Lending of forklifts to move donations received by the Red Cross.

•          Support programs to small suppliers and customers, as well as indigenous, quilombola and other communities.

•          Support to the State of Maranhão to set up the Imperatriz temporary hospital.

•          Provision of oxygen to the State of Amazonas.

•          Construction of a new treatment center for COVID-19 in São Paulo in partnership with Gerdau, BTG Pactual, Península Participações and in joint efforts with Hospital Israelita Albert Einstein and the Municipal Government of São Paulo.

Regarding the protection of its business, Suzano has implemented a crisis management committee, while continuing with its regular operations. The World Health Organization (WHO) and several countries recognized the paper and pulp sector as a producer of essential goods, and therefore Suzano has taken measures to ensure, to the greatest extent possible, operational normality and full service to its customers. Such measures include increasing the level of wood and raw material inventories in the factories and advancing its inventories of finished goods product, bringing them closer to their customers to mitigate possible risks of disruption in the factories' supply chain and the sale of products. Suzano has also been continuously monitoring the evolution of credit risk and implementing measures to mitigate it, and so far, there has been no significant financial impact.

Due to quarantine and isolation measures adopted globally, as well as school and office closures and switch to remote work, the demand for printing and writing papers was reduced. In light of this, Suzano and several other paper producers around the world temporarily reduced its paper production volume by means of temporary stoppage at paper production lines. Suzano temporarily suspended the paper production lines of the Mucuri and Rio Verde units, having resumed the activities at the beginning of July 2020.

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Finally, Suzano has increased efforts to maintain interaction with its main stakeholders, aimed at guaranteeing adequate transparency and flow of information in a timely manner in light of the social and economic conjuncture. The COVID-19 pandemic has had, and will likely continue to have, an impact on our business, financial condition, results of operations and prospects. Further information on measures and activities in the context of COVID-19 are available on Suzano’s Investor Relations website. We will continue to closely monitor and evaluate the nature and extent of the impact of COVID-19 on our operations, liquidity, financial condition, results of operations and prospects. We may also take further actions that alter our business operations, as may be required by local authorities, or that we determine are in the best interests of our employees, communities and clients.

Cerrado Project

In May 2021, our Board of Directors approved investments of up to R$14.7 billion for the construction of a new pulp production mill with nominal capacity of 2.3 million tons of eucalyptus pulp per year, to be located in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul, known as Cerrado Project (“Cerrado Project” or “Project”). The Project involves disbursements between 2021 and 2024, and we estimate that the new plant will begin operations in the first quarter of 2024. In this sense, we updated our capex estimate for 2021 from R$4.9 billion to R$6.2 billion.

The approval and effective execution of the Cerrado Project are subject to the following conditions: (i) our commitment to financial discipline, maintaining compliance with our Debt Management Policy; and (ii) the conclusion of the negotiation of the acquisition of the equipment and services necessary to carry out the Project, under satisfactory conditions, to be subsequently evaluated and resolved by our Board of Directors. We intend to finance the Project by our cash position and cash generation from current businesses, which can be complemented by financing, provided that the conditions are attractive in terms of cost and term.

The Cerrado Project is in line with our long-term strategy, contributing to the expansion of our structural competitiveness, meeting the growing demand for hardwood pulp and our evolution in sustainability – especially with regard to climate and waste, providing a major carbon capture increase arising from the new forest base. The Project’s new plant is estimated to have a surplus capacity for renewable energy generation of approximately 180 MW.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2021

SUZANO S.A.

By:	/s/ Marcelo Feriozzi Bacci
	Name:	Marcelo Feriozzi Bacci
	Title:	Chief Financial Officer and Investor Relations Director

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